# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zai Lab Limited, CIK 0001704292
CUSIP: 98887Q104
Title of class of securities: Ordinary Shares, par value $0.000006 per share
Address of issuer's principal executive offices: 314 Main Street, 4th Floor, Suite 100, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,590,320; sole dispositive power 0; shared dispositive power 69,590,320; aggregate amount beneficially owned 69,590,320 (6.3% of the class)
- Roderick Wong: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 69,590,320; sole dispositive power 0; shared dispositive power 69,590,320; aggregate amount beneficially owned 69,590,320 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Zai Lab Limited
Address of issuer's principal executive offices: 314 Main Street, 4th Floor, Suite 100, Cambridge, MA, 02142.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership and the investment adviser to certain funds (the "RTW Funds"), with respect to the Ordinary Shares, par value $0.000006 per share (the "Shares") of Zai Lab Limited (the "Issuer") directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the Shares. CUSIP number 98887Q104 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents ten Shares.

The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentage set forth in Row 11 of each cover page is calculated based upon 1,105,937,600 Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025.
Percent of class:
RTW Investments: 6.3%
Dr. Wong: 6.3%
Sole power to vote or to direct the vote:
RTW Investments: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Investments: 69,590,320 Shares
Dr. Wong: 69,590,320 Shares
Sole power to dispose or to direct the disposition:
RTW Investments: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Investments: 69,590,320 Shares
Dr. Wong: 69,590,320 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., By Roderick Wong, M.D., Managing Partner (02/17/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (02/17/2026)